MERCER BANCORP, INC.

1100 Irmscher Blvd

Celina, Ohio 45822

May 10, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercer Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-270445)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Mercer Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 15, 2023 at 4:30 p.m. EDT, or as soon thereafter as is practicable.

Please contact Elizabeth Cook of Luse Gorman, PC (202-274-2022), if you have any questions concerning this matter.

Very truly yours,

/s/ Alvin B. Parmiter
Alvin B. Parmiter
President and Chief Executive Officer